Exhibit 99.10

March 30, 2020 Securities and Exchange Commission (SEC) Re: Evaluation of the P&NG Reserves of Obsidian Energy Ltd.(As of December 31, 2019) We refer to our report dated February 3, 2020 entitled “Evaluation of the P&NG Reserves of Obsidian Energy Ltd. (“Obsidian Energy”) (As of December 31, 2019)” (the “Sproule Report”).We hereby consent to the inclusion of, or incorporation by, reference of and reference to, the Sproule Report in Obsidian Energy’s:(i) Annual Report on Form 40-F for the year ended December 31, 2019 (ii) press release regarding 2019 year-end results;(collectively, the "Disclosure Documents").We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report. Sincerely, Sproule Associates Limited Rod Fradette, P. Eng. Senior Petroleum Engineer 140 Fourth Avenue SW, Suite 900 Calgary, AB, Canada T2P 3N3 Sproule.com T +1 403 294 5500 F +1 403 294 5590 TF +1 877 777 6135